UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 6, 2020, BioNTech SE (the “Company”) issued a press release announcing the completion of its previously announced merger (the “Merger”) with BioNTech US Inc. (f/k/a Neon Therapeutics, Inc.), a Delaware corporation (“Neon”), and Endor Lights, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of January 15, 2020, by and among the Company, Merger Sub and Neon (the “Merger Agreement”). Neon was the surviving corporation in the Merger and, as a result of the Merger, has become a wholly owned subsidiary of the Company (the “Surviving Corporation”). A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer and Chief Operating Officer

Date: May 6, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 6, 2020 - BioNTech completes acquisition of Neon Therapeutics